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                          January 24, 2023

       Georgios Terzis
       Chief Financial Officer
       Cosmos Health Inc.
       141 West Jackson Blvd, Suite 4236,
       Chicago, IL 60604

                                                        Re: Cosmos Health Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 18,
2023
                                                            File No. 333-269289

       Dear Georgios Terzis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Elliot H. Lutzker, Esq.